INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933           Facsimile: (678) 840-2126

June 19, 2013

Sheila Stout

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:	VII Peaks-KBR Co-Optivist Income BDC II, Inc.
Comments to Form N-2, Post-Effective Amendment No. 3
Filed June 6, 2013
File No. 333-176182

Dear Ms. Stout:

I am writing as counsel to VII Peaks-KBR Co-Optivist Income BDC II, Inc. (the “Company”) to follow-up our phone conversation on June 18, 2013 regarding the Post-Effective Amendment No. 3 to the Company’s Form N-2 filed on June 6, 2013. Below are answers to the issues we discussed:

1.                  Cover Page: The cover page will be amended to add the following disclosure in the following format, and any language that is rendered redundant by this disclosure will be deleted or rephrased accordingly:

•	You should not expect to be able to sell your shares regardless of how we perform. If you are able to sell your shares of common stock, you will likely receive less than your purchase price. Because you will be unable to sell your shares, you will be unable to reduce your exposure on any market downturn.

•	We do not intend to list our common stock on any securities exchange during or for what may be a significant time after the offering period, and we do not expect a secondary market in the common stock to develop.

•	We plan to implement a share repurchase program , but only a limited number of shares of common stock will be eligible for repurchase by us. In addition, any such repurchases will be at a price less than the current offering price in effect on the date that we initiate each quarterly repurchase offer.

•	You should consider that you may not have access to the money you invest for an indefinite period of time. An investment in our shares of common stock is not suitable for you if you need access to the money you invest. See “Share Repurchase Program,” “Suitability Standards” and “Liquidity Strategy.”

•	Our distributions in our initial year of investment operations were not based on our investment performance, but were supported by our Advisors in the form of operating expense support payments to us, and a portion of our distributions constituted a return of capital.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Sheila Stout

June 19, 2013

2.                  Subscription Agreement: The language quoted above that is to be added to the cover page will also be added to the subscription agreement directly above the signature block.

3.                  Fee Chart on Page 77: The percentage under the heading “Pre-incentive fee net investment income (expressed as a percentage of adjusted capital” should have been 2.0% instead of 20%, and will be corrected in the next version filed; it appears that the error was not caught in the edgarization process.

4.                  Schedule of Investments – Money Market Funds: In the next version filed, the Schedule of Investments in both the 2012 financials and the March 31, 2013 financials will be modified as follows:

a.	The name of the money market fund, the yield and the maturity date will be disclosed with respect to money market fund investments.

b.	The portion of any interest or dividends on fund investments that are paid in PIK securities will be disclosed.

c.	Any investments that are in default or on nonaccrual status will be disclosed by a footnote.

5.                  Current liability for “management and incentive fees payable”: I can confirm that the “management and incentive fees payable” is not included in the “due to/due from” account that otherwise reflects amounts owed to or from the manager. Management fees are accrued each month based on month end values, and are paid after the end of the month, and thus there would typically be some management fees owed as of the last day of each quarter, which would be paid shortly after the end of the quarter. Incentive fees are calculated and paid only on an annual basis. As we discussed in prior correspondence, an incentive fee was accrued in the first quarter based on realized and unrealized investment gains in the first quarter.

6.                  Accounting Treatment of Amounts due under Investment Advisory Agreement and Expense Reimbursement Agreement. Attached hereto is a summary of the accounting entries that were made in regard to amounts due to and from the manager under the investment advisory agreement and the expense reimbursement agreement.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Sheila Stout

June 19, 2013

7.                  Treatment of Offering Costs by other BDC’s engaged in Continuous Offerings. We looked at a number of BDC’s that are currently engaged in continuous offerings to determine how other BDC’s account for offering and organization costs and reimbursement obligations related thereto. The BDC’s we looked at were HMS Income Fund, Inc.; FS Investment II, Inc.; Cion Investment Corp.; Sierra Income Corp.; Triton Pacific Investment Corp.; and Corporate Capital Trust.1 Among our observations were:

a.	All of the BDC’s have an investment advisory agreement that provides for reimbursement of organizational and offering expenses incurred by the manager as a percentage of gross proceeds raised, and do not differ in any material respect from the Company’s agreement. In fact, most provide for reimbursement of offering expenses in the exact same percentage, being 1.5% of gross offering proceeds, with three exceptions: Sierra Income’s percentage is 1.25%; Corporate Capital Trust’s percentage is 5%, except that it voluntarily sets a lower percentage (currently 1%); and Triton’s is such that organization and offering expenses, when combined with commissions, does not exceed 15%.

b.	All of the BDC’s have, at one time or another, incurred organization and offering expenses greater than the amount currently reimbursable under the formulas described in the preceding paragraph.

c.	None of the BDC’s account for the BDC’s reimbursement of organization and offering expenses to the manager (or the BDC’s contingent obligation to reimburse the manager for organization and offering expenses out of future offering proceeds) in the same way as the Company, or in the same way as any other BDC. In other words, each of these BDC’s seems to have adopted a unique approach to this issue.

d.	Three of the BDC’s charged offering expenses to paid in capital (Triton, FS Investment and Cion), two of them charged offering expenses to expense (Sierra and Corporate Capital), and one charged a portion to paid in capital and the remainder to expense (HMS Income).

e.	Unlike the Company, all of the them, to some extent, either charge to paid in capital or expense, or book as deferred offering expenses, only as offering expenses are actually reimbursable to the manager. For example, those that amortize deferred offering costs over twelve months only book deferred offering costs as they are reimbursable to the manager (see, e.g., Cion and Corporate Capital). On the other hand, those that record deferred offering expenses as they are incurred by the manager (as opposed to as they are reimbursable to the manager) amortize the deferred offering costs as they are reimbursable to the manager, not over 12 months from the date of capitalization (see., e.g., HMS Income or FS Investment).

1 We also looked at Business Development Corp. of America, but its disclosure of offering costs was not sufficient to understand how they are treated, so it is not included in the analysis herein.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Sheila Stout

June 19, 2013

f.	Any BDC’s that only record organization and offering expenses as they are reimbursable to the manager also disclose in the notes the full extent of organization and offering expenses incurred by the manager that may be subject to reimbursement at a later date (see, e.g., Sierra Income).

8.                  Three Year Limit on Reimbursements. None of the investment advisory agreements of the BDC’s discussed above impose a three year limit on the BDC’s obligation to reimburse organization or offering expenses from offering proceeds. In other words, the obligation survives as long as the BDC is still offering its shares until any organization and offering expenses incurred by the manger are fully reimbursed. On the other hand, all of these BDCs have, in one form or another, an expense reimbursement agreement, and all of these expense reimbursement agreements provide for the possibility of recoupment of payments made to the BDC by the manager under the expense reimbursement agreement if certain future operating parameters are met.2 In those cases, the BDC’s contingent obligation to reimburse a manager for payments the manager has made under the expense reimbursement agreement terminates three years after the accounting period in which such payments were made. Given what is normal for the industry, the Company does not believe that it should be required to amend its investment advisory agreement to impose a three year limit on reimbursement of organization and offering expenses pursuant to the 1.5% formula because such a provision does not appear to be required by law and no other BDC seems to have done it. It appears the three year limit should only exist with regard to potential recoupments under an expense reimbursement agreement.

9.                  Whether an Expense Reimbursement Agreement provides for Recoupment Does not Affect Accounting, just Footnote Disclosure. Finally, based on how other BDC’s have accounted for payments under an expense reimbursement agreement, and the possibility for recoupment of such payments, it does not appear that the potential for recoupment affects the accounting for amounts paid or payable under an expense reimbursement agreement. It appears that the potential for recoupment is purely a matter of proper footnote disclosure of what is best characterized as a contingent liability of the BDC.

10.                 Due from Affiliate Balances. One issue that we discussed is whether the “due from affiliate” balances on the balance sheet violates Section 21 of the Investment Company Act, which prohibits loans by a fund to control person. In that regard, I note that the survey of BDCs discussed in Paragraph 7 above reflects that BDCs routinely report due from affiliate balances at end of an accounting period in which the expense reimbursement agreement is in place.  The reason is that the expense reimbursement amount is usually determined based on quarterly results, and therefore it is not possible to determine the expense reimbursement amount until the quarterly accounting has been completed for the quarter; therefore, the amount is accrued as of the last day of the quarter when the amount is finally determined during the following quarter. Also, I note that it is typical to reflect a net amount owed from the manager, after deducting amounts owed to the manager under other agreements.  The Company does not believe that the accrual of amounts due from a manager under an expense support agreement violates Section 21 of the Investment Company Act, because a loan is distinguishable from amounts that accrue under agreements between a fund and its manager in the ordinary course of business.  The manager will pay the net amount due as of March 31, 2013 prior effectiveness of its post-effective amendment.

2 As noted in prior discussions, the Company appears to be the only BDC whose expense reimbursement agreement does not provide for the possibility of recoupment of amounts paid by the manager thereunder.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Sheila Stout

June 19, 2013

We look forward to discussing this with you after you have had a chance to review it, and answering any questions that you have.

Very truly yours,

INVESTMENT LAW GROUP OF DAVIS GILLETT MOTTERN & SIMS, LLC

/s/ Robert J. Mottern

Robert J. Mottern, Esq.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Sheila Stout

June 19, 2013

I, Gurpreet S. Chandhoke, hereby certify that I have read the foregoing letter dated June 19, 2013, by Robert J. Mottern, counsel for the VII Peaks-KBR Co-Optivist Income BDC II, Inc. and I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in the letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

VII Peaks-KBR Co-Optivist Income BDC II, Inc.

/s/ Gurpreet S. Chandhoke

Gurpreet S. Chandhoke, Chief Executive Officer

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Sheila Stout

June 19, 2013

VII Peaks-KBR Co-Optivist Income BDC II, Inc.
Investment Advisor Agreement and Expense sharing agreement summary

I) Previous Facts and Accounting by the Company
		DR	CR
2011 Facts:		in 000's - rounded
1	In 2011, $350K of offering expense and $100K of organization expense were incurring by the manager on behalf of the Fund.

Accounting Treatment in 2011:
1	Debit Expense - Organization costs	100
	Debit Asset - Deferred offering costs	350
	Credit Liability - Payable to Manager		450

	Offering costs capitalized under ASC 946-20-25-5 and 25-6 and 35-5.
	Intercompany Payable recorded under part 2b of the Investment Advisor Agreement which states these are obligations of the Company to the extent of 1.5% of gross offering proceeds. We looked to ASC Topic 450-20 (formerly FAS 5) and determined payment to the manager was probable through future offering proceeds.

2012 Facts:
1	In 2012, $900K of offering expense and $50K of organization expense were incurring by the manager on behalf of the Fund.
2	The Company commenced operations in July 2012.
3	The Company repaid the manager $150K related to previous expenses through 1.5% of offering proceeds
4	In November 2012, the Company and Manager entered into an agreement in which the Manager will reimburse the Fund for all U.S. GAAP compliant operating and offering expenses recognized in the financials, which agreement was made retroactive to the date of the Company’s formation.

Accounting Treatment in 2012:
1	Debit Expense - Organization costs	50
	Debit Asset - Deferred offering costs	900
	Credit Liability - Payable to Manager		950
	Offering costs capitalized under ASC 946-20-25-5 and 25-6 and 35-5.
	Intercompany Payable recorded under part 2b of the Investment Advisor Agreement

2	Debit Expense - Amortization deferred offering costs	800
	Credit Asset - Deferred offering costs		800
	Offering costs amortized to expense over 12 months per ASC 946-20-35-5.

3	Debit Liability - Due to Manager	150
	Credit Asset - Cash		150
	Liability to manager reduced after pay-down of debt from 1.5% offering proceeds.

4	Debit Asset - Due from Manager	1,350
	Credit Expense - organization costs		100
	Credit Expense - offering amortization costs		800
	Credit Expense - other GAAP operating costs		450
	Under expense reimbursement agreement, a receivable from the manager is set up. Because the right of offset exists, a net receivable of $100K is set up at year end (1,350K receivable less 1,250k payable).